
03051871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
SEP 0 2 2003

SEC FILE NUMBER
8- 50337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road, P.O. Box 812
(No. and Street)

Wilton	Connecticut	06897-0812
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura J. Whitman — 203-563-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura J. Whitman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of August 25, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura J Whitman
Signature

Treasurer
Title

Eleanor F Royston
Notary Public

ELEANOR F. ROYSTON
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C.
155
SECTION

Commonfund Securities, Inc.

(a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition
June 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of Commonfund Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. (the "Company") at June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.



August 25, 2003

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2003

Assets		
Cash and cash equivalents	$	6,220,235
Receivables from affiliated organizations		33,211
Prepaid expenses and other assets		68,604
Fixed assets, net		22,156
Deferred income tax benefit		312,549
Total assets	$	6,656,755
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	2,314,887
Payable to affiliated organizations		821,877
Total liabilities		3,136,764
Commitments and contingencies (Note 6)		
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)		10
Paid-in-capital		2,055,418
Retained earnings		1,464,563
Total shareholder's equity		3,519,991
Total liabilities and shareholder's equity	$	6,656,755

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo.") a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo. and the Company expanded its broker-dealer services to Commonfund and all its subsidiaries. The Company is registered as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

2. Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The deferred income tax benefit reported on the statement of financial condition does not include any valuation reserve at June 30, 2003. All cumulative temporary differences are deemed more likely than not to be realized in future years.

Cash Equivalents

Cash equivalents represent mostly interest-bearing money market accounts valued at cost which approximates market value. The Company maintains an investment of approximately $2.1 million in the Commonfund Institutional Fund – CIF Short Duration Fund, an investment product sponsored by an affiliate of the Company.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation at June 30, 2003. Depreciation on equipment is being computed by the straight-line method over the estimated useful life of the asset (5 years). At June 30, 2003, accumulated depreciation on equipment is $199,416.

3. Related Parties

An agreement exists between the Company and Commonfund whereby the parties share certain office space, overhead and other costs. The Company reimburses Commonfund for the cost which Commonfund incurs in sharing office space and overhead. Such costs are allocated to the Company based upon the Company's head count or other allocation methods where deemed appropriate.

4. Net Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is required to maintain minimum net capital in accordance with the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $3,136,764 at June 30, 2003. At June 30, 2003, the Company's net capital ratio was 1.08 to 1 and net capital was $2,893,680, which was $2,684,563 in excess of such required net capital.

5. Commitments

The Company maintains offices in California for which the lease expired on December 31, 2002 and in Texas for which the lease expires on May 31, 2004. Rental expense for the year was $91,833 and future rental payments under the lease amount to $13,200. The Company also has an office share agreement with HoldCo. whereby the Company is charged rent based on square footage occupied at Commonfund's headquarters. Rental expense for the year ended June 30, 2003 was $574,814.

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Deferred Compensation

The Company's management adopted a deferred compensation plan ("the Plan") to establish a long-term incentive program for eligible executives of the Company. The Plan provides the eligible executives will receive a portion of a deferred award amount based on the Company's actual performance versus a pre-established goal. Under the terms of the Plan, the deferred award will be vested by eligible executives in four equal annual installments following the year in which such deferred award was determined. Such executives must be employed by the Company in order to vest in the awards, subject to certain exceptions. Future annual expenses under this Plan for incentives earned through June 30, 2003 are as follows:

2004	$ 797,786
2005	701,644
2006	496,182
2007	316,809